UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Taste Labs, Inc

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
01/08/2018

Physical address of issuer
833 Broadway, 2 Floor, New York, NY 10003

Website of issuer
https://www.taste.io/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$850,000

Deadline to reach the target offering amount
June 21, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end

Total Assets	$36,625	$0
Cash & Cash Equivalents	$6,625	$0
Accounts Receivable	$30,000	$0
Short-term Debt	$162,637	$0
Long-term Debt	$0	$0
Revenues/Sales	$11,618	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$126,612	$0

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
April 16, 2019

Taste Labs, Inc



Up to $850,000 of Crowd Notes

Taste Labs, Inc. ("Taste", the "Company," "we," "us", or "our"), is offering up to $850,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by June 21, 2019. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $350,000 under the Combined Offerings (the "Closing Amount") by June 21, 2019, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by June 14, 2019 will be permitted to increase their subscription amount at any time on or before June 21, 2019 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will accepted after June 14, 2019. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $850,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to June 14, 2019, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $500 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words

"estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 29, 2020.

Once posted, the annual report may be found on the Company's website at https://www.taste.io/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/Taste

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Taste, Inc is a Delaware Corporation, formed on 01/08/2018.

The Company is located at 833 Broadway, 2 Floor, New York, NY 10003.

The Company's website is https://www.taste.io.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/taste and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$850,000
Purchase price per Security	Determined in conjunction with a broker-dealer. Not Applicable
Minimum investment amount per investor	$500
Offering deadline	June 21, 2019
Use of proceeds	See the description of the use of proceeds on page 13 hereof.
Voting Rights	See the description of the voting rights on pages 10, 11, 14,17, 18, and 19.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue. Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The content recommendation market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's business model is capital intensive and in the short term in particular relies significantly on the successful acquisition of users through paid marketing strategies. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company are not able to raise sufficient capital in the future, it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company does not currently hold any intellectual property and they may not be able to obtain such intellectual property. Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company have not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from our pending applications. Finally, in addition to those who may claim priority, any patents that issue from our applications may also be challenged by their competitors on the basis that they are otherwise invalid or unenforceable.

The Company has a limited operating history upon which you can evaluate its performance: Since the Company's inception in January 2018, it has been designing and developing its product. While sales efforts have begun, the Company requires additional capital to continue developing its product. Assuming the Company is able to raise sufficient capital, there are still numerous risks that may prevent or delay the start of monetization. Accordingly, the Company has no history upon which an evaluation of its prospects and future performance can be made. Its proposed operations are subject to all business risks associated with new enterprises. The likelihood of its creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. The management team anticipates that the operating expenses may increase for the near future. There can be no assurances that the Company will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our website, or otherwise communicate and interact with us. We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The Company's cash position is relatively weak. The Company currently has only $14,000 in cash balances as of 3/13/19. This equates to roughly 1.5 months of runway. The Company believes that it is able to continue extracting cash from revenue generation to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The company has seen significant churn in its mobile product to date, in part as a result of their customer acquisition model. If this model is not adjusted or developed the company will expect to see continually high levels of churn.

The ongoing testing and development of the company's marketing strategy, products and services mean that its projections and operational metrics are difficult to attribute clearly to sustainable user and growth trends. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive content recommendation space. Additionally, the product may be in a market where customers will not have brand loyalty.

The company does not currently have any corporate partnerships and while pilots for B2B revenue sources are in the works, the company has thus far not demonstrated the ability to monetize the platform via corporate sources. It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

The Company has engaged in Related Party Transactions. During the period of January 08, 2018 (inception) through December 31, 2018, two stockholders of the Company advanced funds for operations. These advances are non-interest bearing. At December 31, 2018, the amount of advances outstanding is $53,699.

The Company is currently not registered as a foreign corporation authorized to do business in New York State. The Business Corporation Law provides that a foreign corporation may not do business in New York until it is authorized to do so by the New York State Department of State. SeedInvest has not conducted any analysis to determine whether such registration is required, but failing to properly register may lead to monetary penalization, inability to initiate a lawsuit, and difficulties with licensing. There is no guarantee that the company will register to avoid possible penalization.

Risks Related to the Securities
The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $2,500,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20, or based on a

$2,500,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $2,500,000 valuation cap, so you should not view the $2,500,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investment management agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 90% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business

More than 1 billion users rely on review sites like Yelp and IMDB to get recommendations, generating over a billion dollars in advertising revenue every year. Oddly, these platforms do not offer a truly personalized experience. Why should two people with drastically different tastes see the same ratings and reviews?

Taste uses predictive algorithms to deliver personalized reviews across products and services. By rating what you like and dislike, the app generates a personal "Match%" for every item. Not only will you save time finding what to watch, what to read, and where to go, building a taste profile is also surprisingly addictive.

The Match% is computed from the ratings of people who are the most similar to you in taste. This peer-to-peer method allows us to service a wide range of categories with the same user experience and algorithm. It also means we can suggest what book you will enjoy based on the music you love and the restaurants you frequent—it's helping you get recommendations from like-minded people all around the world.

300,000 registered users .
Already one of the top search results on Google and both app stores.

Upcoming categories include music, books, podcasts, games, apps, food & drink, travel, events, anime & comics, fashion, gadgets, articles, and even recipes.

Personalized results that come from humans, not a machine.
App lets you compare tastes with friends to find what to watch together or a restaurant you will all love.

By consolidating reviews across categories and making them personalized, you would only need a single Taste profile across the web. Our long-term vision is to replace all rating and review platforms with one app and turn "Match%" into the new standard for product discovery.

Business Plan

The Taste App delivers personalized reviews and recommendations by connecting people with similar tastes. The product is available in both app stores and as a webapp.

Product Highlights

Match% is 2.5x more accurate in predicting user preference when measured against generic rating systems (based on management estimation).
Taste users rate and save 30x more than they do on category leaders, such as IMDB (based on management estimation), creating a network effect with higher data density.

50% of users retain the Taste App after 90 days—that's 2x the industry average of 22%.

Taste profiles are naturally social. 30% of users already have friends on the platform. Cost-per-acquisition for app installs is $0.23.

Competitive Advantages
Humanistic AI. Our algorithm connects like-minded users, so the experience is natural and humanistic. The result feels like you're asking a good friend rather than a machine computation of cut-and-dry attributes.
Category Agnostic. We use the same set of algorithms and databases to handle items across categories making scaling cost-effective. This ability to scale and collect data creates a high entry barrier for competitors that are category-specific.

Not Creepy. Taste users are incentivized to rate, save, and dismiss items to get better recommendations. This leads to an increased amount of opted-in data that helps us serve more relevant sponsored content. We will achieve high ARPU from users' actual product preferences, rather than crawling their photos, personal messages, and browsing history.

Business Model
Advertising. For every recommended item, there's a seller ready to spend their marketing budget to make the sale. Advertising among review platforms is already a fast-growing billion-dollar business.
Freemium. Taste is designed to generate revenue directly from consumers. Through our freemium model (unlocking advanced filters and features), we generate revenue by selling recommendations as a B2C SaaS.

Upcoming Features
Category Expansion. With movies and TV shows already launched, we will be releasing music, books, podcasts, games, and app recommendations in 2019. Also in development: food & drinks, travel & hotels, anime & comics, concerts & events, fashion & brands, beer, liquor, & wine, recipes, articles & video content, gadgets & products.
Single API / Single Profile. A single profile that predicts what book you will like based on the music you listen to and the restaurants you frequent. Our single API helps track preferences, bookmarks, and wishlists while you are browsing the web or in another app.

Merge Profiles. Merge Taste profiles with friends and your significant other to decide what to watch, what to do, and where to eat. Send recommendations to a friend and keep a joint "to-do-list" to keep track of your combined tastes.
Compare & Explore. Check compatibility with a date or a new friend. Interact with people who share your taste anywhere in the world, and with critics and celebrities.

The Company's Products and/or Services

Product / Service	Description	Current Market
Taste App and Webapp	Taste provides movie recommendations based on your	Movie and TV Show consumers worldwide.

	unique taste. Receive personalized recommendations and discover great movies to watch today.	

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Macro Environment
Research shows that ~90% of users rely on online reviews to make purchase decisions. Millennials' trust for online reviews has even exceeded word-of-mouth. As the global trend continues to move towards content overload and subscription businesses, good product recommendations are becoming more valuable than ever. Through our freemium model, we've shown that users are willing pay for better recommendations.

Personalization Tech
Recommendation tech is already a common added feature on content and e-commerce sites. A reliable recommendation engine requires data density, scientific expertise, and a lot of processing power—which can be hard to obtain. The ones who can afford it (e.g. Netflix) are limited to making recommendations for what they have in stock. As a result, users are creating different profiles on multiple sites and the data is not being properly utilized.

Review Sites & Apps
The generic review and recommendation platform industry is mature and growing. Yelp expects $942M in revenue for 2018 and TripAdvisor saw $1.6B in revenue for 2017, with the majority of revenue coming from advertising and lead-generation. Other category-specific platforms like IMDB, Rotten Tomatoes, and Goodreads are housed under larger corporations such as Amazon and Comcast. Average revenue per MAU across the industry ranges from $3-10. Our goal is to transition 5-10% of generic review users onto our personalized platforms over the next 5 years.

Personalized Platforms
Other players in the field include REX, Likewise, and Itcher. Early attempts of comparable businesses e.g. Hunch and MightyTV resulted in exits to eBay and Spotify.

Intellectual Property
The Company is dependent on the following intellectual property: None

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 10.36% of the proceeds, or $36,250, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.83% of the proceeds, or $66,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Marketing/Business Development	53.5%	53.5%	53.5%
Tech	28.3%	28.3%	28.3%
Non-Tech	9.7%	9.7%	9.7%
Admin & General	8.5%	8.5%	8.5%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
John Lin	Founder & CEO (2016 - Present)	Taste Labs, Inc. Founder & CEO (2016 – Present) Oversees overall business operations, fundraising, financials, marketing, and business development.
Justin Messina	Founder & CTO (2016 - Present)	Taste Labs, Inc. Founder & CTO (2016 – Present) Oversees all technical aspects of the business, including HR for the tech department, and decisions relating to third-party integration, as well as outside vendors.

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 2 employees located in New York.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Units	6,000,000	Yes	N/A	100%	N/A
Option Pool	666,666	N/A	If exercised	0%	N/A

The Company has the following debt outstanding:
None.

Ownership
A majority of the Company is owned by a few individuals. Those individuals are

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
John Lin	Common Units	45%
Justin Messina	Common Units	45%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Taste Labs, Inc. ("the Company") was incorporated on January 8, 2018 under the laws of the State of Delaware, and is headquartered in New York, New York. The Company provides personalized recommendations through its subscription-based app.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $126,612 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $14,000 in cash on hand as of 3/13/19 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years: None.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $3,000,000 valuation cap, if the conversion takes place after the qualified equity financing;

- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $3,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 6.00%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $350,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

What it means to be a minority holder
As an investor in Crowd Notes of the Company, you do not have any rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Upon conversion into shares of the Company, investors in the Crowd Notes would hold minority equity interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution
Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even

though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

During the period of January 08, 2018 (inception) through December 31, 2018, two stockholders of the Company advanced funds for operations. These advances are non-interest bearing. At December 31, 2018, the amount of advances outstanding is $53,699.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

OTHER INFORMATION

Bad Actor Disclosure

None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor

3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/John Lin
_____
(Signature)

John Lin
_____
(Name)

CEO, principal executive officer, principal financial officer, principal accounting officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/John Lin
_____
(Signature)

John Lin
_____
(Name)

CEO, principal executive officer, principal financial officer, principal accounting officer
_____
(Title)

April 16, 2019
_____
(Date)

Justin Messina
_____
(Name)

CTO
_____
(Title)

April 16, 2019
_____
(Date)

Instructions.

21

- The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
- The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials



TASTE LABS, INC.
A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

For the period from January 8, 2018 (inception) through December 31, 2018

TASTE LABS, INC.

For the period from January 8, 2018 (inception) through December 31, 2018

Table of Contents



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



To Management of Taste Labs, Inc.
833 Broadway
2 Floor
New York, NY 10003

We have reviewed the accompanying financial statements of Taste Labs, Inc. (a Delaware corporation) (the "Company"), which comprise the balance sheet as of December 31, 2018, and the related statement of operations, changes in stockholders' equity, and cash flows for the period of January 8, 2018 (inception) to December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 2 of the financial statements, the Company has not generated sufficient revenues to date, relies on outside sources to fund operations, and has incurred significant losses. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Fruci & Associates II, PLLC

Spokane, WA

March 27, 2019

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

Taste Labs, Inc.
BALANCE SHEET
December 31, 2018
(unaudited)

	2018
Assets	
Current assets	
Cash and cash equivalents	$ 6,625
Funds receivable	30,000
Total current assets	36,625
Total assets	$ 36,625
Liabilities and stockholders' equity	
Current liabilities	
Advances - stockholder	$ 53,699
Convertible notes	105,000
Accrued interest	3,938
Total current liabilities	162,637
Total liabilities	162,637
Commitments and contingencies	-
Stockholders' equity	
Common stock par value $0.0001, 10,000,000 shares authorized; 6,000,000 shares issued and outstanding	600
Additional paid-in capital	-
Accumulated deficit	(126,612)
Total stockholders' equity	(126,012)
Total liabilities and stockholders' equity	$ 36,625

See accountants' review report and accompanying notes to the financial statements.

TASTE LABS, INC.

STATEMENT OF OPERATIONS

For the Period from January 08, 2018 (inception) through December 31, 2018

(unaudited)

		2018
Revenue		
Sales, net	$	11,618
Total revenue		11,618
Cost of goods sold		-
Gross profit		11,618
Operating expenses		
Advertising and marketing		37,701
Bank and merchant fees		1,645
Contract labor		82,390
Insurance		5,023
Technology and services		5,987
General and administrative		1,546
Total operating expenses		134,292
Income (loss) from operations		(122,674)
Other income (expense)		
Interest expense		(3,938)
Total other income (expense)		(3,938)
Net income (loss) before income taxes		(126,612)
Provision for income taxes		-
Net income (loss)	$	(126,612)

See accountants' review report and accompanying notes to the financial statements.

Taste Labs, Inc.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Period from January 08, 2018 (inception) through December 31, 2018
(unaudited)

| | Common Stock | | Additional | Accumulated | Total Stockholders' |
	Shares	Amount	Paid-in Capital	Earnings (Deficit)	Equity
Balance on January 08, 2018 (inception)	-	$ -	$ -	$ -	$ -
Issuance of common stock for cash	6,000,000	600			600
Net income (loss)				(126,612)	(126,612)
Balance on December 31, 2018	6,000,000	$ 600	$ -	$ (126,612)	$ (126,012)

See accountants' review report and accompanying notes to the financial statements.

4

TASTE LABS, INC.

STATEMENT OF CASH FLOWS

For the Period from January 08, 2018 (inception) through December 31, 2018

(unaudited)

	2018
Cash flows from operating activities	
Net income (loss)	$ (126,612)
Changes in operating assets and liabilities:	
Accrued interest	3,938
Net cash used by operating activities	(122,674)
Cash flows from financing activities	
Funds received from issuance of convertible notes	75,000
Proceeds from stockholder advances	54,299
Net cash provided by financing activities	129,299
Net decrease in cash and cash equivalents	6,625
Cash and cash equivalents, beginning	-
Cash and cash equivalents, ending	$ 6,625
Supplemental cash flow information:	
Cash paid during the period for:	
Interest	$ -
Income taxes	$ -
Non cash Financing and Investing Activities	
Common stock issued to settle stockholder advance	$ 600

See accountants' review report and accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Taste Labs, Inc. ("the Company") was incorporated on January 8, 2018 under the laws of the State of Delaware, and is headquartered in New York, New York. The Company provides personalized recommendations through its subscription-based app.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

In general, the revenue will be recognized at the time of sale for its subscriptions during the month in which the subscription relates.

Risks and Uncertainties

As of December 31, 2018, the Company had not commenced full-scale operations. The Company's activities have primarily consisted of business development, planning, and efforts to raise capital. Once the Company commences its planned operations, it will likely incur significant additional expenses and cash outflows. The Company is dependent on its ability to raise sufficient capital and is subject to significant risks and uncertainties, including failing to secure funding to operationalize its business plans or failing to profitability operate the business; recessions, downturns, changes in local competition or market conditions; governmental policy changes; or a host of other factors outside of the Company's control. Any of these adverse conditions could negatively impact the Company's financial position and results of operations.

Advertising costs

The Company's advertising costs are expensed as incurred. During the period of January 08, 2018 (inception) to December 31, 2018, the Company incurred $37,701 in advertising and marketing fees related to promoting their app.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2018, the Company had funds available to them in merchant payment holding accounts, in addition to bank deposits.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ADC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

The Company currently has a tax net operating loss (NOL) of $126,612 for which it may receive future tax benefits. However, as of December 31, 2018, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through March 27, 2019, the date these financial statements were available to be issued and noted no material events.

NOTE 2 – GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $126,612 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – RELATED PARTY TRANSACTIONS

During the period of January 08, 2018 (inception) through December 31, 2018, two stockholders of the Company advanced funds for operations. These advances are non-interest bearing. At December 31, 2018, the amount of advances outstanding is $53,699.

NOTE 4 – CONVERTIBLE NOTES & FUNDS RECEIVABLE

The Company issued a total of two convertible notes for cash proceeds of $105,000 between January 8, 2018 and December 31, 2018. The notes are convertible into preferred or common shares of the Company and mature 18 months from the date of issuance. The principal and unpaid accrued interest of each note will be convertible under the following events:

- Next equity Financing: The Principal and unpaid accrued interest of each note will be automatically converted into Conversion Shares upon the closing of the Next Equity Financing. The number of Conversion Shares to be issued shall be equal to the quotient obtained by dividing the outstanding principal and unpaid accrued interest by the conversion price. The conversion price is the lesser of (A) 80% of the price paid per share for Equity Securities by the investors in the Next Equity Financing or (B) the price per share determined by dividing (1) $3,000,000 by (2) the number of Fully Diluted Shares immediately prior to the initial closing of the Next Equity Financing.

- Non-Qualified Financing: At the written election of the Required Holders, the principal and unpaid accrued interest of each Note may be converted, immediately prior to the closing of any Non-Qualified Financing, into Conversion shares. The number of Conversion Shares to be issued shall be equal to the quotient obtained by dividing the outstanding principal and unpaid accrued interest by the conversion price. The conversion price is the lesser of (A) 80% of the price paid per share for Equity Securities by the investors in the Non-Qualified Financing or (B) the price per share determined by dividing (1) $3,000,000 by (2) the number of Fully Diluted Shares immediately prior to the initial closing of the Non-Qualified Financing.

- Corporate Transaction: In the event a Corporate Transaction occurs prior to full payment of the Notes or prior to the time when the Notes have been converted, all outstanding principal and unpaid accrued interest due on the Notes then outstanding shall, at the written election of each Lender, be converted into Conversion Shares immediately prior to and contingent upon the closing of such Corporate Transaction. The number of Conversion Shares to be issued shall be equal to the quotient obtained by dividing the outstanding principal and unpaid accrued interest by the conversion price. The conversion price per share will be determined by dividing (A) $3,000,000 by (B) the number of Fully Diluted Shares outstanding immediately prior to the Corporate Transaction.

- IPO: In the event the Initial Public Offering occurs prior to full payment of the Notes, or prior to the time when the Notes have been converted, all outstanding principal and unpaid accrued interest due on the Notes then outstanding shall, at the written election of the Required Holders, be converted into Conversion Shares immediately prior to and contingent upon the closing of the IPO. The number of Conversion Shares to be issued shall be equal to the quotient obtained by dividing the outstanding principal and unpaid accrued interest by the conversion price. The conversion price per share will be determined by dividing (A) $3,000,000 by (B) the number of Fully Diluted Shares outstanding immediately prior to the IPO.

As of December 31, 2018, $30,000 of the funds relating to the afore mentioned convertible notes had not yet been received and is recorded on the balance sheet as funds receivable. The $30,000 was subsequently deposited in January of 2019.

The Company recognized interest expense of $3,938 during the period of January 8, 2018 (inception) to December 31, 2018.

NOTE 5 – COMMON STOCK

The Company has 10,000,000 shares authorized of their $0.0001 par value common stock. During the period of January 8, 2018 (inception) to December 31, 2018, the Company issued 6,000,000 founders shares at par value.

EXHIBIT C
PDF of SI Website


Taste
Personalized recommendations
from like-minded people
Taste
Disclaimer. This presentation contains offering materials prepared solely by Taste Labs, Inc
SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain
and information relating to, among other things, the company, its business plan and strategy, and
statements reflect management's current views with respect to future events based information
are subject to risks and uncertainties that could cause the company's actual results to differ
cautioned not to place undue reliance on these forward-looking statements as they are meant for
they do not represent guarantees of future results, levels of activity, performance, or achievements, all
made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy
forward-looking statements, and is under no duty to update any such statements to conform them to

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Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Taste is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Taste without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- 300K registered users generating 4.4 million screen views per month. 200K users added since mobile app launch in May 2018.
- 4,800 daily-active-users and 47,000 monthly-active-users in February, up over 45% month-over-month.
- Over 400 data points per user. Match algorithm is 2.5x more accurate than generic rating systems (based on management estimate).
- Of users that have linked Facebook, 30% have friends on the platform.
- 1,700 paid premium subscribers as of January. Acquisition cost for paid subscribers (6-month average) down 20% month-over-month, bringing lifetime value of paid subscribers to customer acquisition cost of paid subscribers ratio to 1.43.

Fundraise Highlights

- Total Round Size: US $850,000
- Raise Description: Seed
- Minimum Investment: US $500 per investor
- Security Type: Crowd Note
- Valuation Cap: US $3,000,000
- Target Minimum Raise Amount: US $350,000
- Offering Type: Side by Side Offering

PROFILE MENU

Taste provides personalized recommendations from like-minded people all around the world—use it to find your next favorite movie, band, restaurant, book, and much more.

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More than 1 billion users rely on review sites like Yelp and IMDB to get recommendations, generating over a billion dollars in advertising revenue every year. Oddly, these platforms do not offer a truly personalized experience. **Why should two people with drastically different tastes see the same ratings and reviews?**

Taste uses predictive algorithms to deliver personalized reviews across products and services. By rating what you like and dislike, the app generates a personal "Match%" for every item. Not only will you save time finding what to watch (and eventually what to read and where to go), building a taste profile is also surprisingly addictive.

The Match% is computed from the ratings of people who are the most similar to you in taste. This peer-to-peer method will allow us to service a wide range of categories with the same user experience and algorithm. It also means we will be able to suggest what book you will enjoy based on the music you love and the restaurants you frequent—it's helping you get recommendations from like-minded people all around the world.

- 300,000 registered users.
- Already one of the top search results on Google and both app stores.
- Upcoming categories include music, books, podcasts, games, apps, food & drink, travel, events, anime & comics, fashion, gadgets, articles, and even recipes.
- Personalized results that come from humans, not a machine.
- App lets you compare tastes with friends to find what to watch together or a restaurant you will all love.

By consolidating reviews across categories and making them personalized, you would only need a **single Taste profile across the web.** Our long-term vision is to replace all rating and review platforms with one app and turn "Match%" into the new standard for product discovery.

Product & Service

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The Taste App delivers personalized reviews and recommendations by connecting people with similar tastes. The product is available in both app stores and as a webapp.

Product Highlights

- Match% is 2.5x more accurate in predicting user preference when measured against generic rating systems (based on management estimation).
- Taste users rate and save 30x more than they do on category leaders, such as IMDB (based on management estimation), creating a network effect with higher data density.
- 50% of users retain the Taste App after 90 days—that's 2x the industry average of 22%.
- Taste profiles are naturally social. 30% of users already have friends on the platform (based on management calculation). Cost-per-acquisition for app installs is $0.23.

Competitive Advantages

- **Humanistic AI.** Our algorithm connects like-minded users, so the experience is natural and humanistic. The result feels like you're asking a good friend rather than a machine computation of cut-and-dry attributes.
- **Category Agnostic.** We use the same set of algorithms and databases to handle items across categories making scaling cost-effective. This ability to scale and collect data creates a high entry barrier for competitors that are category-specific.
- **Not Creepy.** Taste users are incentivized to rate, save, and dismiss items to get better recommendations. This leads to an increased amount of opted-in data that helps us serve more relevant sponsored content. We will achieve high ARPU from users' actual product preferences, rather than crawling their photos, personal messages, and browsing history.

Business Model

- **Advertising.** For every recommended item, there's a seller ready to spend their marketing budget to make the sale. Advertising among review platforms is already a fast-growing billion-dollar business.
- **Freemium.** Taste is designed to generate revenue directly from consumers. Through our freemium model (unlocking advanced filters and features), we generate revenue by selling recommendations as a B2C SaaS.

Upcoming Features

- **Category Expansion.** With movies and TV shows already launched, we will be releasing music, books, podcasts, games, and app recommendations in 2019. Also in development: food & drinks, travel & hotels, anime & comics, concerts & events, fashion & brands, beer, liquor, & wine, recipes, articles & video content, gadgets & products.
- **Single API / Single Profile**. A single profile that predicts what book you will like based on the music you listen to and the restaurants you frequent. Our single API helps track preferences, bookmarks, and wishlists while you are browsing the web or in another app.
- **Merge Profiles.** Merge Taste profiles with friends and your significant other to decide what to watch, what to do, and where to eat. Send recommendations to a friend and keep a joint "to-do-list" to keep track of your combined tastes.
- **Compare & Explore.** Check compatibility with a date or a new friend. Interact with people who share your taste anywhere in the world, and with critics and celebrities.

Gallery

   



Team Story

Taste is founded by John and Justin, a design and engineering duo with 20 years of experience in personalization tech. They have been working side by side for the past 7 years—from building marketing automation for Starbucks to designing SaaS products for startups.

John's management experience in advertising exposed him to tactics that marketers would use to sway consumers; so when news broke that online reviews were heavily manipulated, he was inspired to design a better technology that protects the neutrality of peer reviews.

Taste began as a passion project when John and Justin set out to build a personalized review platform by decentralizing the data. Working nights and weekends on end, they released the first version from John's living room. The product gained traction through Reddit and Product Hunt and quickly grew to a sizable community of cinephiles and data enthusiasts.

Founders and Officers



John Lin
FOUNDER, CEO



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University of Washington

As the Head of Digital at Square Tomato, John managed brands including Xbox, Starbucks, Corbis, and Essentia Water. During that time, he ran acquisition campaigns and oversaw analytics for CRM programs that covered over 10MM customers. John also consulted for a long list of tech startups, including Drawbridge Networks, Cue, LINK3D, and YooTalent.



Justin Messina

FOUNDER, CTO

University of Oregon

As the Head of Technology at Square Tomato, Justin managed the tech team and designed CRM automation processes for brands such as Starbucks and Corbis. As a fullstack developer and consultant, he designed and built a wide range of tech, including UGC-ready databases, merchant portals, e-commerce management, and social media platforms.

Key Team Members



David Shilane

Chief Data Scientist



Jenny Kirti-Dunham

Front-End Developer

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Philippe Modard

Technical Advisor & Back-End Engineer

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Zoe Zhu

Data Scientist



Codigo Del Sur

Mobile Development Team

Notable Advisors & Investors



Ricky Solomon

Investor, Angel Investor, Managing Partner at AI Capital





Chris Barrett

Advisor, Founder & CEO, PRServe

Q&A with the Founder

Q: What is the lead time for the development of each new category? What are the efficiencies in the development of each new category?

Taste: The efficiencies are exponential. The movie category took us 8-months to build and collect enough data to release to open public. The TV category took us 4-months. We intend to open multiple categories at once in 2019.

We are able to do this because the database has been written in a way that's simple to scale. Our unit for recommendation is an item and most of the elements relating to the item are very similar. Our goal is to make categories and items open to user-generation within 2 years.

On the algorithm side, the system's written in such a way that data can be computed separate or combined with other categories. Our system's smart enough to know which cross-category correlations to use when necessary. We build the system this way with scaling across category in mind since day one.

Q:
Please provide further detail on the product road map over the next 12 – 18 months. Why does the company wish to introduce these concepts in particular?

Taste: Although presented / marketed to users as a recommendation engine, Taste is meant to be the Tinder/OkCupid for product discovery. It is crucial to our business that users trusts our matches across as many categories and for as many items as possible. Expanding categories increases the use case exponentially and significantly reduces friction of referral rate.

In simple terms, we want to be able to help users find good matches for everything, from content, entertainment, to physical products. The concept of a comprehensive "taste profile" is very intuitive to users. Thus the more things we're able to recommend, the more likely someone will tell their friends about Taste.

Q: Please summarize how and why the product is differentiated from competitors.

Taste:

There are not that many companies specifically in our area. The key difference is our gamified approach to product design. This may seem trivial from the business angle, but the fact is our ability to push users forward to input data has been the reason for our success. More rating per user = user attachment to their identity, more saves per user = more items we know they're interested in, which we can directly monetize on by correlating with advertisers/sellers. And the more overall data we have, the higher the data-density, which is the most important factor in prediction accuracy.

Q: Please detail the barriers to entry for potential new entrants to this market.

Taste: Network-effect. People don't want to build their entire taste profile twice. And our knowledge and know-how in how to expand across categories + deal with the algorithm.

Q: Please outline the regulatory landscape of your market, any regulations you must comply with, and how you comply with those regulations, if applicable.

Taste: We comply with the standard regulations of protecting user data and we believe their data is theirs and they can pack it to go. Once again, the concept of building a taste profile and getting personalized product recommendations is self-evident. Users are inherently opted-in to get the service.

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $850,000
Minimum investment:	US $500
Target Minimum:	US $350,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $3,000,000
	6.0%

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Additional Terms

Closing conditions:	While Taste has set an overall target minimum of US $350,000 for the round, Taste must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Taste's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised


G&A
Non-Technology
Technology
Marketing / Biz Dev

If Maximum Amount Is Raised


G&A
Non-Technology
Technology
Marketing / Biz Dev

Investor Perks

Fan Level

Fan level investment gets you access to new categories and features before they are released to the public.

$500 Invested before April 30 - Lifetime premium membership

Contributor Level

Contributor level investors will get quarterly product updates and the chance to vote on important development decisions.

$1,000 Invested - Lifetime premium membership + exclusive investor badge on your profile

PROFILE MENU

$2,500 Invested - Lifetime premium membership + Taste sweater + exclusive investor badge + private Slack channel with access to the core team

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VIP Level

Includes all contributor level perks, plus additional access to the founding team. [travel not included]

$15,000 Invested - Invitation to our annual holiday event in NYC

$50,000 Invested - Private dinner with founders + Invitation to annual holiday event in NYC

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Financial Discussion

Operations

Taste Labs, Inc. ("the Company") was incorporated on January 8, 2018 under the laws of the State of Delaware, and is headquartered in New York, New York. The Company provides personalized recommendations through its subscription-based app.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $126,612 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $14,000 in cash on hand as of 3/13/19 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Market Landscape

Macro Environment

Research shows that ~90% of users rely on online reviews to make purchase decisions. Millennials' trust for online reviews has even exceeded word-of-mouth. As the global trend continues to move towards content overload and subscription businesses, good product recommendations are becoming more valuable than ever. Through our freemium model, we've shown that users are willing pay for better recommendations.

Personalization Tech

Recommendation tech is already a common added feature on content and e-commerce sites. A reliable recommendation engine requires data density, scientific expertise, and a lot of processing power—which can be hard to obtain. The ones who can afford it (e.g. Netflix) are limited to making recommendations for what they have in stock. As a result, users are creating different profiles on multiple sites and the data is not being properly utilized.

Review Sites & Apps

The generic review and recommendation platform industry is mature and growing. Yelp expects $942M in revenue for 2018 and TripAdvisor saw $1.6B in revenue for 2017, with the majority of revenue coming from advertising and lead-generation. Other category-specific platforms like IMDB, Rotten Tomatoes, and Goodreads are housed under larger corporations such as Amazon and Comcast. Average revenue per MAU across the industry ranges from $3-10. Our goal is to transition 5-10% of generic review users onto our personalized platforms over the next 5 years.

Personalized Platforms

Other players in the field include REX, Likewise, and Itcher. Early attempts of comparable businesses e.g. Hunch and MightyTV resulted in exits to eBay and Spotify.

Risks and Disclosures

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue. Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The content recommendation market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly

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through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's business model is capital intensive and in the short term in particular relies significantly on the successful acquisition of users through paid marketing strategies. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company are not able to raise sufficient capital in the future, it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company does not currently hold any intellectual property and they may not be able to obtain such intellectual property. Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company have not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from our pending applications. Finally, in addition to those who may claim priority, any patents that issue from our applications may also be challenged by their competitors on the basis that they are otherwise invalid or unenforceable.

The Company has a limited operating history upon which you can evaluate its performance: Since the Company's inception in January 2018, it has been designing and developing its product. While sales efforts have begun, the Company requires additional capital to continue developing its product. Assuming the Company is able to raise sufficient capital, there are still numerous risks that may prevent or delay the start of monetization. Accordingly, the Company has no history upon which an evaluation of its prospects and future performance can be made. Its proposed operations are subject to all business risks associated with new enterprises. The likelihood of its creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. The management team anticipates that the operating expenses may increase for the near future. There can be no assurances that the Company will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our website, or otherwise communicate and interact with us. We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The Company's cash position is relatively weak. The Company currently has only $14,000 in cash balances as of 3/13/19. This equates to roughly 1.5 months of runway. The Company believes that it is able to continue extracting cash from revenue generation to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The company has seen significant churn in its mobile product to date, in part as a result of their customer acquisition model. If this model is not adjusted or developed the company will expect to see continually high levels of churn.

The ongoing testing and development of the company's marketing strategy, products and services mean that its projections and operational metrics are difficult to attribute clearly to sustainable user and growth trends. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive content recommendation space. Additionally, the product may be in a market where customers will not have brand loyalty.

The company does not currently have any corporate partnerships and while pilots for B2B revenue sources are in the works, the company has thus far not demonstrated the ability to monetize the platform via corporate sources. It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

The Company has engaged in Related Party Transactions. During the period of January 08, 2018 (inception) through December 31, 2018, two stockholders of the Company advanced funds for operations. These advances are non-interest bearing. At December 31, 2018, the amount of advances outstanding is $53,699.

How's this placement? The Company is currently not registered as a foreign corporation authorized to do business in New York State. The Business Corporation Law provides that a foreign corporation may not do business in New York until it is authorized to do so by the New York State Department of State. SeedInvest has not conducted any analysis to determine whether such registration is required, but failing to properly register may lead to monetary penalization, inability to initiate a lawsuit, and difficulties with licensing. There is no guarantee that the company will register to avoid possible penalization.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Data Room

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Highlights

For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on SeedInvest's Venture Growth team.

Overview

Product & Service

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Term Sheet

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Market Landscape

About Side by Side Offerings

Data Room

Comments

FAQs

SeedInvest

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Taste

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Taste. Once Taste accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Taste in exchange for your securities. At that point, you will be a proud owner in Taste.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Taste has set a minimum investment amount of US $500.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?
Currently there is no market or liquidity for these securities. Right now Taste does not plan to list these securities on a national exchange or another secondary market. At some point Taste may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Taste either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

PROFILE MENU

This is Taste's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Taste's

opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Taste's Form C. The Form C includes important details about Taste's fundraise that you should review before investing.

Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Investor Perks
Financial Discussion
Market Landscape
Data Room
0 comments
FAQs
SeedInvest

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

PROFILE MENU

EXHIBIT D
Investor Deck

Taste

Personalized recommendations
from like-minded people


9:41
82%
Tuesday
9
Messages
Calendar
Photos
Camera
Weather
Clock
Maps
Videos
Taste
iTunes Store
App Store
Health
Passbook
iBooks
Game Center
Health
Jobs
Settings
Your App

Disclaimer. This presentation contains offering materials prepared solely by Taste Labs, Inc without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Online Reviews Are Generic

More than **1 billion** users rely on review sites like Yelp and IMDB to get product recommendations and to track their preferences.

Oddly, these platforms do not offer a truly personalized experience. Why should two people with drastically different tastes see the same ratings and reviews?


Rotten Tomatoes
TOMATOMETER
27%
Average Rating: 4.9/10
Reviews Counted: 330
Fresh: 91
Rotten: 239
All Critics | Top Critics
Critics Consensus: Batman v Superman: Dawn of Justice smothers a potentially powerful story -- and some of America's most iconic superheroes -- in a grim whirlwind of effects-driven action.
AUDIENCE SCORE
67%
liked it
Average Rating: 3.6/5
User Ratings: 208,532
FANDANGO
Released
MARCH 25, 2016
Sci-Fi/Fantasy
36,646 Fan Ratings
Snow Crash
by Neal Stephenson (Goodreads Author)
4.01 · Rating Details · 171,627 Ratings
In reality, Hiro Protagonist delivers pizza for CosoNostra Pizza Inc., but in the Metaverse h prince. Plunging headlong into the enigma of virus that's striking down hackers everywher the neon-lit streets on a search-and-destroy shadowy virtual villain threatening to bring a Snow Cra ...more
Paperback, 470 pages
Published August 2nd 2000 by Bantam Books
More Details...
David Bowie
Let's Dance
Pop/Rock, April 14, 1983
AllMusic Rating
User Average (1,419)
he Smith
1579 revi
American (New)
Near 11215
Write a Review
55 3rd Ave
New York, NY 10003
b/t E 10th St & E 11th St
East Village
Get Directions
(212) 420-9800
Message the business
thesmithrestaurant.com
Batman v Superman: Da of Justice (2016)
PG-13 | 151 min | Action, Adventure, Sci-Fi |
25 March 2016 (USA)
Your rating:
6.8
Ratings: 6.8/10 from 399,697 users
Reviews: 3,109 user | 693 critic | 51 fr

taste

With the Taste app, recommendations and reviews are **personalized** based on the individual's taste—every user gets a unique Match% for each item.



●●●○○ GS
58 %
Taste Profile
64%
Quick Rate
Movies TV Shows Music Books
Swiss Army Man (2016)
91% Match
People like you like this 79% more

How It Works

STEP 1
Create a taste profile in seconds

STEP 2
P2P algorithm clusters like-minded users and correlates their preferences

STEP 3
Reviews and recommendations are personalized based on the opinions of those most similar

STEP 4
Gamified experience helps users rate, save and dismiss items to increase prediction accuracy

STEP 5
Users are connected to products they care about and advertisers get access to opted-in shoppers



Calculating
Your Taste...

Avatar
2009

Awful
Meh
Good
Amazing

Traction

With 300K registered users, the Taste app gets over 4 million screen views per month.

The current version provides movie and tv recommendations and appears in top search results on Google and the app store.

FEATURED IN

GIZMODO INDEPENDENT
Product Hunt URBANIAN
/Film Indiewire PCMAG.COM





taste
Home
Recommendations
Watchlist
Friends
LEVEL 1
12%
SEEN
8
ATTRIBUTES
KARMA
FULL STATS
Recommendations
Top
Recent
80s & 90s
Classics
Requiem for a Dream 94
2000
Oldboy 99
2003
The Neon Demon
2016
Building your profile...
AVATAR
Awful
Meh
Good
Haven't Seen This

Upcoming Categories

Our algorithm uses data from across categories. This means we can predict what book you will like based on the music you listen to or restaurants you frequent.



Launched

Movies

Launched

TV Shows

In Beta

Music

2019 (In Planning)

Books

Podcasts

Games

2020 (In R&D)

Apps

Restaurants & Bars

Travel & Hotels

Anime & Comics

Concerts & Events

Fashion & Brands

Beer, Liquor, & Wine

Recipes

Articles / Content

Gadgets & Products

Product Vision

By consolidating reviews and recommendations across categories and making them personalized, a user would only need to manage one profile across the web. Our vision is to simultaneously replace all review platforms and become the new standard for product discovery.



# of product categories
TripAdvisor
Yelp
Metacritic
IMDB
Rotten Tomatoes
Goodreads
AllMusic
IGN
Netflix
Spotify
taste
Personalization

Disclaimer. This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements

Upcoming Features



IDENTITY — Single profile that predicts what book you will like based on the music you listen to and the restaurants you frequent



ALL-IN-ONE — A single API to track preference, watchlists, bookmarks, and wishlists



SOCIAL — Interact with people who share your taste, anywhere in the world, and with critics and celebrities



MERGE — Merge taste profile with friends and family to settle on what to watch, what to do, and where to eat



MATCH — Check compatibility with a date or a new friend

Disclaimer. This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Technical Advantages

More Accurate

Measured against real data, our Match% is 2.5x more accurate in predicting user preference compared to the generic rating systems (based on management calculation).

Peer-To-Peer vs. Item-To-Item

P2P algorithm connects likeminded users to generate serendipitous results. It is also more accurate because we can easily correlate data points across categories without meta-tagging.

Category Agnostic

Same algorithm and database handle items across categories. This makes scaling cost-effective and creates a high entry barrier for other platforms that are category-specific.

Business Advantages

30x More Engaging

It is made clear that more data leads to better results, so our users rate and save 30x more than they do on the competition (e.g. IMDB)—creating a network effect with higher data density.

Early Mover & Naturally Social

Taste appears in top search results on Google and both app stores. Cost-per-acquistion is at $0.23 per mobile install and 50% users retain the Taste App after 90 days—that's 2x the industry average of 22%

Simple Business Model

For every recommended item, there's a seller ready to spend their marketing budget to make the sale. Advertising among review platforms is already a fast-growing billion-dollar business.

Business Model

Taste is uniquely positioned to generate revenue as an advertising platform and directly from consumers with a freemium model. Our pilot product already has **1,700 paid users** and generates more than **4.4MM screenviews** a month. We've also secured contracts with advertisers and will begin to generating B2B revenue in Q2.



Advertising & Lead-Gen

CPA/CPM advertising, affiliate lead-gen, data sales, and sponsored marketing at $4.50 ARPU

TARGET REVENUE

$1B

Freemium

3% of users subscribe to additional recommendations and advanced features at $40 ARPU

TARGET REVENUE

$400MM

Advertising Revenue



REVENUE PER USER

ANNUAL
ADVERTISING REVENUE

$72K

$2.4M

$12.1M

$25.4M

$69.6MM

$0.30

$1.60

$2.00

$2.50

$4.50

Year 1

Year 2

Year 3

Year 4

Year 5

Subscription Revenue


$33.7M
$30
$30
$30
REVENUE PER SUBSCRIBER
$20
$13.8M
ANNUAL SUBSCRIPTION REVENUE
$7.6M
$10
$4.2M
$430K
Year 1
Year 2
Year 3
Year 4
Year 5

Disclaimer. These statements reflect management's current views based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Raise Detail

We are raising to expand into additional categories, reach 2MM registered users, and $250K monthly revenue. Raised funds will allow us invest in marketing and hire team members on full-time.

OUR TEAM

John Lin, CEO / Marketing

Justin Messina, CTO / Full Stack

Dave Shilane, Chief Data Scientist

Philippe Modard, BE Dev

Zoe Zhu, Data Scientist

Srijani Kirti-Dunham, FE Dev

Codigo Del Sur, Mobile Dev

TBD - Senior BE Dev

TBD - Marketing / PR

USE OF FUNDS



Marketing & BizDev **53%**

Tech **28%**

Admin **9%**

Non-Tech **10%**

Roadmap



USER ACQUISITION SPLIT (FIRST 18-MONTH)

Earned (PR, SEO): 20%
Paid (CPC, Pay-for-play): 50%
Word-Of-Mouth (User Invites): 30%

Movie
WebApp

Android
& iOS App

Music, TV

Podcasts
Games, Apps,
Books

Travel,
Food, Events
in 5 cities

Expand
to 100 cities

E-Commerce

Ad Delivery
Network

Open to all
locations

15,000

250,000

2,000,000

15,000,000

50,000,000

MONTHLY ACTIVE USERS

2019   2020   2021   2022   2023

Financial Projections

	Year 1	Year 2	Year 3	Year 4	Year 5
New Registered Users	1M	5.6M	8.6M	15.9M	30.8M
Net New Subscribers	24K	143K	337K	515K	1.2M
Subscription Revenue	$430K	$4.2M	$7.6M	$13.8M	$33.7M
Advertising Revenue	$72K	$2.4M	$12.1M	$25.4M	$69.6M
Revenue	$503K	$6.6M	$19.7M	$39.2M	$103.4M
Marketing Expenses	$242K	$3.7M	$6.1M	$12.4M	$29.4M

MEET THE FOUNDERS

Taste is founded by John and Justin, a marketing/engineering duo with 20 years of combined experience in analytical and personalization tech. Prior to Taste, they served leadership roles in digital marketing and consulted for 10+ tech startups through their own firm.



John Juan Lin, CEO

As the Head of Digital at Square Tomato, John managed brands including Xbox, Starbucks, Corbis, and Essentia Water. During that time, he ran acquisition campaigns and oversaw analytics for CRM programs that combined for +10MM customers. John also consulted for a long list of tech startups including Drawbridge Networks, Cue, LINK3D, and YooTalent.

U of Washington / Chemical Engineering



Justin Messina, CTO

As the Head of Technology at Square Tomato, he managed the tech team and designed CRM automation processes for brands such as Starbucks and Corbis. As a fullstack developer and consultant, he designed and built a wide range of tech including UGC-ready databases, merchant portals, e-commerce management, and social media platforms.

U of Oregon / Computer Science

TEAM MEMBERS

David Shilane
Chief Data Scientist

Along with teaching courses at Columbia University, David is also the founder of Lambency, a data science consulting firm that covers technical expertise across social media, online dating, and educational tech. Prior to this role, Dr. Shilane was involved in medical research at Stanford University, developed a platform for customized educational content, and served as a consultant in many industries.

Philippe Modard
Back End Developer

Philippe has more than 10 years of experience as a software architect. He is experienced in scaling Go and Node.js distributed applications and currently holds a senior developer position at Google. He uses his downtime to travel the world and was once a TEDx speaker.

ADVISORS & MENTORS

Ricky D. Solomon - Advisor
Serial Angel Investor

With more than 30 years of experience in finance, Ricky works with emerging companies on capital acquisition and allocation. He has structured many financings, both public and private, with a concentration in tech. He currently serves on the board of Aspen Group (ASPU) and Ipsidy Inc (IDTY,) and is also an active angel investor. Ricky advises Taste on financial strategies and capital acquisition.

Hsin-Hui (Winston) Lin - Mentor
Professor, Department of Information Management , Sun Yat-Sen University

With 30 years of experience in academia, Winston is an expert in fuzzy math, decision models, and quantitative research. He publishes often in the Journal of Management and has written two books, including System Analysis and Design. Winston advises Taste on correlation algorithms and machine learning technology.